UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STEINWAY MUSICAL INSTRUMENTS, INC.

(Names of Subject Company)

KSTW ACQUISITION, INC.

(Name of Filing Persons (Offeror))

a wholly-owned subsidiary of

KSTW HOLDINGS, INC.

(Name of Filing Persons (Parent of Offeror))

KOHLBERG INVESTORS VII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

KSTW Holdings, Inc.

KSTW Acquisition, Inc.

c/o Kohlberg & Company, L.L.C.

111 Radio Circle

Mt. Kisco, New York, 10549

Attention: Christopher W. Anderson

Phone: (914)-241-7430

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199-3600

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by KSTW Acquisition, Inc. (the “Purchaser”), a wholly-owned subsidiary of KSTW Holdings, Inc. (the “Parent”), for all of the outstanding common stock of Steinway Musical Instruments, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated June 30, 2013, by and among the Parent, the Purchaser and the Company. The Parent and the Purchaser are affiliates of Kohlberg Investors VII, L.P.

The tender offer for the outstanding common stock of the Company referred to in the press release filed herewith has not yet commenced. This press release filed herewith is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that the Purchaser intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced the Parent and Purchaser will file a tender offer statement on Schedule TO with the SEC, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Those materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by the Purchaser. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company by contacting the Company’s Investor Relations Department at 800 South Street, Suite 305, Waltham, Massachusetts 02453, telephone number (781) 894-9770 or ir@steinwaymusical.com.

Exhibit Index

Exhibit	Description

99.1	Press Release dated July 1, 2013

3